LONCOR RESOURCES INC.

Suite 7070, 1 First Canadian Place

100 King Street West

Toronto, Ontario, M5X 1E3, Canada

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF LONCOR
RESOURCES INC. FOR USE AT THE ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS TO BE HELD ON JUNE 25, 2021

The undersigned shareholder(s) of LONCOR RESOURCES INC. (the "Corporation") hereby appoint(s) in respect of all of his or her shares of the Corporation, Donat K. Madilo, Chief Financial Officer of the Corporation, or failing him, Geoffrey G. Farr, Corporate Secretary of the Corporation, or in lieu of the foregoing __________________________________ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual and special meeting (the "Meeting") of shareholders of the Corporation to be held on the 25th day of June, 2021, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1. On the election of the following nominees as directors of the Corporation, as described in the Corporation's management information circular dated May 26, 2021 (the "Circular").

	VOTE FOR	WITHHOLD VOTE
Zhengquan (Philip) Chen	☐	☐
Peter N. Cowley	☐	☐
Arnold T. Kondrat	☐	☐
Richard J. Lachcik	☐	☐
William R. Wilson	☐	☐

2. VOTE FOR ☐ WITHHOLD VOTE ☐ on reappointing Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation.

3. VOTE FOR ☐ WITHHOLD VOTE ☐ on authorizing the directors of the Corporation to fix the remuneration payable to the auditors of the Corporation.

4. VOTE FOR ☐ AGAINST ☐ the ordinary resolution confirming certain amendments to the general by-law of the Corporation, as such amendments are described in the Circular.

If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED the                      day of                                            , 2021.

Signature of Shareholder(s)

Print Name
(see notes on the back of this page)

NOTES:

(1) The form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, the form of proxy must be executed by an officer or attorney thereof duly authorized.  If the proxy is not dated, it will be deemed to bear the date on which it was mailed.  The proxy ceases to be valid one year from its date.

(2) Where a choice with respect to any matter to be acted upon at the Meeting has been specified in the form of proxy, the shares represented by the form of proxy will be voted or withheld from voting in accordance with the specifications so made.  The shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(3) A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY.  SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O TSX TRUST COMPANY, 301 - 100 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4H1, CANADA, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 23RD DAY OF JUNE, 2021, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

(4) IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THE PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THE PROXY.

(5) If your address as shown is incorrect, please give your correct address when returning the proxy.